

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

Via E-mail
Joseph E. Gonnella
Chief Executive Officer
Enerpulse Technologies, Inc.
2451 Alamo Ave SE
Albuquerque, NM 87106

> **Re: Enerpulse Technologies, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed November 14, 2013**
> **File No. 333-191471**

Dear Mr. Gonnella:

        We have received your response to our prior comment letter to you dated November 14, 2013 and have the following additional comments.

General

1. Please refer to our prior comment 1. Please continue to make conforming changes to your Form S-1 based on any comments we have on your Form 8-K, as applicable.

Outside cover page of prospectus

2. We note your response to our prior comment 5. We note that no shares of your common stock have publicly traded on the OTCQB to date and that you state at page 25 that you currently do not have a market maker. Please explain to us why you state that sales of the shares "may be made at prevailing market prices."

3. We note your response to our prior comment 6. We note that there is no public market for the Underwriter Warrants. Please state a bona fide estimate of the offering price for the Underwriter Warrants or revise to clearly explain the method by which the price is to be determined.

Summary, page 8

Company Information, page 12

4. We note your response to our prior comment 2. Please revise the discussion of exemptions available to you as an Emerging Growth Company on page 12 to also discuss the exemption from Section 14A(b) of the Securities Exchange Act of 1934.

5. Please refer to the last paragraph in this section. Please remove the discussion regarding exemptions for a smaller reporting company from holding a nonbinding advisory vote on executive compensation and shareholder approval of golden parachute payments.

       Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any questions.

       Sincerely,

       /s/ Susan Block

       Susan Block
       Attorney Advisor

cc: Mark Lee
       Greenberg Traurig